CONSENT AND CERTIFICATE OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the historical data utilized in the report titled “43-101 Mineral Resource Report, Velvet Mine Uranium Project, San Juan County, Utah” dated March 19, 2007 (the “Historical Data”) and any extracts from or a summary of the Historical Data in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Historical Data that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Historical Data or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Historical Data.

I, Dean Stucker, BS, of 9985 Tropical Parkway, Las Vegas, NV 89149 do hereby certify that:

1.	I was employed as a mining engineer by Minerals Recovery Corporation. I was retained to prepare the Historical Data.
2.	I graduated with a Bachelor of Science degree in Mining Engineering from the University of Missouri at Rolla, Rolla School of Mines and worked towards a Masters in Explosives/Rock Mechanics.
3.	I have numerous certifications including Mine Rescue, Mine Hoisting Systems, Rock Mechanics, Blasting, Project Management, Mine Management and Mine Plant Development.
4.	I am responsible for the preparation of the Historical Data.
5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43- 101.

6.	I hereby certify that I am independent of the Company as described in Section 1.4 of NI 43-101.
7.	I have read NI 43-101 and Form 43-101F1, and the Information Circular has been prepared in compliance with same.
8.

To the best of my knowledge, information and belief, the Information Circular contains all scientific and technical information that is required to be disclosed to make the Information Circular not misleading.

9.	I consent to the filing of the Information Circular with any stock exchange and other regulatory authority.

Date: June 28, 2007

“Dean Stucker”
Dean Stucker